EXHIBIT 23.1

                         CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-71822) and Form F-3 (No. 333-112136 and 333-98599), of our report dated February 17, 2004, (except as to Note 17 which is dated March 8, 2004 and as to Note 18a(11), which is dated December 21, 2004) with respect to the consolidated financial statements of LanOptics Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.













                                        /S/ KOST, FORER, GABBAY & KASIERER
                                        ----------------------------------
Tel Aviv Israel                           KOST, FORER, GABBAY & KASIERER
                                         (formerly Kost, Forer & Gabbay)
December 22, 2004                 Independent registered public accounting firm